UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04010000

March 1, 2004

Glenn J. Luinenburg
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: PMC-Sierra, Inc.
Incoming letter dated January 16, 2004

Dear Mr. Luinenburg:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to PMC-Sierra by the IBEW Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

cc: Jerry J. O'Connor
Trustee
IBEW Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

767920

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

January 16, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PMC-Sierra, Inc. – Notice of Intent to Omit Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of PMC-Sierra, Inc. ("PMC" or the "Company") of PMC's intention to omit a stockholder proposal (the "Proposal") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") from PMC's proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials").

The Proposal urges the Board of Directors of PMC to seek stockholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary and bonus. PMC respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur with our view that the Proposal is excludable for the reasons set forth below. A copy of the Proposal and the Supporting Statement is attached to this letter as Exhibit A.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing the Proponent of PMC's intention to exclude the Proposal from the 2004 Proxy Materials.

PMC intends to file its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after April 9, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not later than 80 days before PMC intends to file its definitive proxy statement and form of proxy with the Commission.

As discussed below, the Company believes that the Proposal may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-8(f)(1) because (i) the Proposal (including the Supporting Statement) violates proxy rules in that it is false and misleading and (ii) the Proponent failed to follow the procedural requirements for submitting a stockholder proposal. Alternatively, should the Staff determine that the Proposal may not be

PALO ALTO AUSTIN KIRKLAND NEW YORK RESTON SALT LAKE CITY SAN FRANCISCO excluded, we believe that certain statements within the Proposal, which are set out below, may be omitted from the Company's 2004 Proxy Materials as they are materially false and misleading under Rule 14a-8(i)(3).

I. The Proposal Contains Materially False and Misleading Statements in Violation of the Proxy Rules. Accordingly, PMC May Exclude the Proposal Pursuant to Rule 14a-8(i)(3).

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because the Proposal contains numerous statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In fact, the false and misleading statements discussed in Part I of this letter comprise all but two sentences of the Supporting Statement. Requiring the Staff to spend large amounts of time reviewing stockholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . . is not beneficial to all participants in the [shareowner proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." SLB 14.

As set forth below, the Proposal contains the types of deficiencies and inaccuracies that make Staff review unproductive. These false and misleading and vague and indefinite statements would require such detailed and extensive editing to eliminate or revise that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading or vague and indefinite statements contained therein, we request that the Staff permit the exclusion and/or revision of the statements discussed below.

A. The Proponent Makes Apparent Factual Statements in the Proposal without Accompanying Substantiation, Rendering these Statements Materially False or Misleading.

The materially false and misleading statements are as follows:

- In the first sentence of the Supporting Statement, the Proponent states, "In our opinion, severance agreements as described in this resolution, commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general."

The Proponent suggests, without factual support, that senior executives of the company enjoy a high level of compensation. The Proponent should be required to substantiate such statement used to support its opinion. Otherwise, PMC's stockholders may be mislead into believing that the PMC's senior executives are highly compensated as matter of fact.

- In the first sentence of the second paragraph of the Supporting Statement, the Proponent states, "We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company."

This statement is materially false and misleading because the Proponent is suggesting, without any factual support, that PMC's executive officers are likely to manipulate the board of directors to act improperly for the benefit of the executive officers. In fact, each of the directors on PMC's board has a fiduciary duty under Delaware law to act in the best interests of its stockholders, not its officers. PMC believes that this is the type of statement referenced in the note to Rule 14a-9, which cites as an example of a false and misleading statement, "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

In Qwest Communications Int'l. Inc. (avail. February 26, 2001), the Staff required the proponent to delete similar statements. Qwest argued, and the Staff agreed, that similar types of statements were materially false and misleading because they suggested, without factual support, that Qwest's directors had engaged or were likely to engage in some kind of improper conduct that benefited management at the expense of stockholders.

In addition, since six of seven members of the Company's Board of Directors are considered independent under applicable law, and as these directors take their fiduciary responsibilities very seriously, it is highly unlikely that these individuals require insulation from management manipulation.

- In the first sentence of the last paragraph of the Supporting Statement, the Proponent states, "The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements."

This unsubstantiated statement is improperly presented as one of fact. Without the proper citations, this uncorroborated statement may lead stockholders to assume that the entities listed support the Proposal.

In Hewlett-Packard Co. (avail. January 7, 2003), the Staff required the proponent to provide factual support for similar statements. That proposal stated, "Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary." Hewlett-Packard argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the citation of specific sources lending factual support for the statements.

B. The Proponent Makes Vague and Indefinite Statements in the Proposal.

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is vague and indefinite. In Philadelphia Electric Company (avail. July 30, 1992), the Staff found a proposal to be vague and indefinite under the predecessor to Rule 14a-8(i)(3), where the proposal was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In Dial Corporation (avail. January 27, 1998), the Staff found that proposal to be excludable because it was vague and indefinite on a similar basis.

The Proposal is vague and indefinite with respect to which agreements the Proponent would have PMC's Board present to PMC's stockholders for their approval. PMC believes that, if the Proposal were to be adopted, the Board would not be able to determine with any reasonable certainty when a particular severance arrangement or benefit is required to be submitted for stockholder approval.

First, the terms "future severance agreements" and "benefits" are so broadly defined that PMC would have to parse both definitions in order to determine whether a particular severance agreement or benefit required stockholder approval. Second, the term "senior executives" is vague and indefinite. "Senior executives" could mean the 7 executive officers of PMC, the 5 "named executive officers" included in the Summary Compensation Table of PMC's 2003 Proxy Statement or a variable number of significant officers. Third, the Proponent states that severance agreements are "commonly known as 'golden parachutes,'" notwithstanding the differences between them. The inflammatory term "Golden parachutes" used in the Supporting Statement is vague and indefinite, and often refers to more than severance agreements in common usage.

Also, the Proposal is vague and indefinite with respect to what is required of PMC's Board. The Proposal merely "urge[s]" without specification of process that the Board seek stockholder approval of future severance agreements with senior executives. The Supporting Statement further suggests that the Company has the option of seeking stockholder approval after the Board has approved a severance agreement. Reading the Proposal and the Supporting Statement together, it is unclear exactly what actions, if any, are required by the Proposal.

Because of this vagueness that results, the Proposal would be difficult for PMC's Board to implement and for its stockholders to evaluate and vote on.

II. The Proposal May be Excluded under Rule 14a-8((f)(1) because the Proponent Failed to Follow the Requisite Procedure to Submit the Proposal.

We also note a procedural ground for excluding the Proposal under Rule 14a-8(f)(1). PMC received the Proponent's Proposal in a letter dated December 11, 2003 (the "Proponent's Letter"), attached hereto as Exhibit B. By a letter dated December 19, 2003 (the "Company's Letter"), a copy of which is attached hereto as Exhibit C, PMC notified the Proponent of the need to demonstrate eligibility to submit the Proposal under Rule 14a-8(b) and requested clarification from the Proponent that the Proposal had not been delivered to the PMC in error because, although the Proponent's Letter was addressed to the Company, the first sentence of the letter indicated that the Proposal was submitted for inclusion in Comcast Corporation's proxy statement. The Company received confirmation from FedEx that the Proponent received the Company's Letter on December 19, 2003. A copy of this confirmation of receipt is attached to this letter as Exhibit D. PMC subsequently received a letter from Mellon Trust of New England, attached as Exhibit E, verifying that, at the time the Proposal was submitted, the Proponent held the required number of shares for at least one year. But, the Proponent failed to respond to PMC's request for clarification within 14 days after the Proponent's receipt of the Company's Letter. Notwithstanding the fact that the Company received evidence that the Proponent satisfied the beneficial ownership requirements of Rule 14a-8(b), it is not entirely certain that the Proposal was not sent to the Company in error because of the reference to Comcast Corporation in the Proponent's Letter. Because PMC timely notified the Proponent of this procedural deficiency, but the Proponent failed to correct the deficiency within fourteen days of receipt of such notice, we believe that the Proposal may be omitted in its entirety pursuant to Rule 14a-8(f)(1).

III. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

As discussed in Part I above, we strongly believe that there is ample support for exclusion of the Proposal given the numerous false and misleading or vague and indefinite statements contained in the Proposal and the amount of extensive editing that is required to bring the Proposal within the proxy rules. However, if the Staff were to depart from the position that it set forth in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in PMC's 2004 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In order to make the materially false and misleading or vague and indefinite statements in the Proposal not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. See, e.g., Xcel Energy, Inc. (avail. February 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); Halliburton Co. (avail. January 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by PMC if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when PMC is attempting to finalize its 2004 Proxy Materials.

IV. Conclusion

Based upon the foregoing, PMC respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if PMC omits the Proposal from its 2004 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with a member of the Staff prior to the issuance of the Staff's response. Moreover, PMC reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (650) 320-4516 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Glenn T. Luinenburg, Esq.

cc: Alan Krock
Vice President, Finance and Chief Financial Officer
PMC-Sierra, Inc.

Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Exhibit A

The Proposal

RESOLVED that the shareholders of PMC-Sierra, Inc. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:
In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements. For those reasons, we urge shareholders to vote for this proposal.

Exhibit B

The Proponent's Letter

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

December 11, 2003

VIA FAX AND U. S. MAIL

Mr. Robert L. Bailey
President and Chief Executive Officer
PMC Sierra Corporation
3975 Freedom Circle
Santa Clara, CA 95054

Dear Mr. Bailey:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Comcast Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2004.

The proposal relates to "**Executive Severance Agreements**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 9,200 shares of PMC-Sierra Corporation common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2004 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Season's Greetings!

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure
Form 972

RESOLVED that the shareholders of PMC-Sierra, Inc. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:
In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements. For those reasons, we urge shareholders to vote for this proposal.

Exhibit C

The Company's Letter

PMC
PMC-SIERRA

PMC-Sierra
8555 Baxter Place
Burnaby, BC V5A 4V7
Canada

Tel 604 415.6000
Fax 604 415.6200

www.pmc-sierra.com

December 19, 2003

VIA FAX AND OVERNIGHT COURIER

Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street
Washington, D.C. 20005

Re: Request to Substantiate Eligibility to Submit Shareholder Proposal

Dear Mr. O'Connor:

We are in receipt of your letter (the "Letter") dated December 11, 2003 from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), in which the Fund submitted a shareholder proposal relating to "Executive Severance Arrangements" (the "Proposal") for inclusion in the proxy statement and form of proxy to be distributed in connection with the next annual meeting of the shareholders of PMC-Sierra, Inc. (the "Company") in 2004.

To be eligible to submit a proposal, Rule 14a-8(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the proponent to have continuously held at least $2,000 in market value or 1% of the outstanding number of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. Also, the proponent must continue to hold those securities through the date of the meeting.

Since the Fund is not the registered holder of shares of common stock of the Company, please submit to the Company proof of your eligibility to submit the Proposal as required under Rule 14a-8(b)(2) in one of the following two ways:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, the Fund continuously held such securities for at least one year; or,

- if the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to these documents or updated forms, reflecting the Fund's ownership of the securities as of or before the date on which the one-year eligibility period begins, the Fund may prove eligibility by submitting a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level.

In accordance with Rule 14a-8(f) of the Exchange Act, your response should be received postmarked or transmitted electronically within 14 calendar days of the date of receipt of this letter.

We have included a copy of Rule 14a-8 for your reference.

We note that although the Letter was addressed to the Company, the first sentence indicates that the Proposal was submitted for inclusion in Comcast Corporation's proxy statement. We are assuming that this is typographical error and the Proposal has been submitted for inclusion in the Company's proxy statement. Please also let us know in your response if the Letter was sent to the Company in error.

Please also note that, even if the Fund substantiates its eligibility to submit the Proposal, the Proposal might raise other substantive issues that form a basis for exclusion from the Company's proxy statement and form of proxy. Nothing herein should be construed to limit the Company's ability to exclude the Proposal on any substantive grounds included in Rule 14a-8.

Very truly yours,

PMC-Sierra, Inc.

Alan F. Krock
Vice President, Finance and Chief Financial Officer

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[As last amended in Release No. 33-7912, effective December 4, 2000, 65 F.R. 65736.]

[¶ 40,071] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.]

[¶ 40,081] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[As last amended in Release No. 34-15944, June 25, 1979, 44 F.R. 38810.]

[¶ 40,091] Prohibition of Certain Solicitations

Reg. § 240.14a-10. No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

(a) any undated or post-dated proxy, or

(b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[As adopted in Release No. 34-4775, December 11, 1952, 17 F.R. 11431.]

[¶ 40,101] Special Provisions Applicable to Election Contests

Reg. § 240.14a-11. [Removed and Reserved in Release No. 33-7760, effective January 24, 2000, 64 F.R. 61408.]

Exhibit D

Confirmation of Receipt

FedEx Express
Customer Support Trace
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U.S. Mail: PO Box 727
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Telephone: 901-369-3600

1/15/2004

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **602921659055**. Our records reflect the following information.

Delivery Information:

Signed For By: W.HANSEN



Delivery Location: 1125 15ST 204
Delivery Date: December 19, 2003
Delivery Time: 1210

Shipping Information:

Tracking No: 602921659055

Ship Date: December 18, 2003

Recipient:
JERRY J. O'CONNOR
TRUST FOR THE INTERNATIONA
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Shipper:
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Shipment Reference Information: 4808.213/DC/J4R

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
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Reference No.: R2004011500108268392

Exhibit E

Letter from Mellon Trust

Christine D. Kuhn
Vice President

Mellon Global Securities Services

617-382-1213 Phone
617-382-2004 Fax
kuhn.cd@mellon.com

Mellon

Via Fax and US Mail

FYI

December 16, 2003

Mr. Robert L. Bailey
President and Chief Executive Officer
PMC Sierra Corporation
3975 Freedom Circle
Santa Clara, CA 95054

RE: **Executive Severance Agreements**

Dear Mr. Bailey:

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 9,200 shares of PMC Sierra Corporation common stock on December 16, 2003. The fund has held at least $2,000 worth of PMC Sierra Corporation common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1213 if you have any questions on the shares of PMC Sierra Corporation common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PMC-Sierra, Inc.
Incoming letter dated January 16, 2004

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that PMC-Sierra may exclude the proposal under rule 14a-8(f). Accordingly, we do not believe that PMC-Sierra may omit the proposal from its proxy materials in reliance on rule 14a-8(f).

We are unable to concur in your view that PMC-Sierra may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "commonly known as 'golden parachutes'" from the sentence that begins "In our opinion, severance agreements . . ." and ends ". . . U.S. corporations in general" and provide a citation to a specific source for the remaining sentence; and

- provide a citation to a specific source for the statement that begins "The California Public Employees Retirement System . . ." and ends ". . . generally favor shareholder approval of these types of severance agreements."

Accordingly, unless the proponent provides PMC-Sierra with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PMC-Sierra omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor